N E W S R E L E A S E

 February 16, 2010

NEVSUN COMPLETES CDN$117 MILLION FINANCING

Nevsun Resources Ltd. (“Nevsun”) (TSX: NSU / NYSE Amex: NSU) is pleased to announce that it has completed its non-brokered private placement financing of 52,000,000 common shares at Cdn$2.25 as reported on February 4, 2010.  The common shares sold in the private placement are subject to a Canadian hold period that expires on June 17, 2010.  The common shares sold in the United States are subject to additional resale restrictions under the United States Securities Act of 1933, as amended (the "U.S. Securities Act").

The common shares have not been, nor will they be, registered under the U.S. Securities Act, and such securities may not be offered or sold within the United States absent registration under the U.S. Securities Act or an exemption therefrom.  This release does not constitute an offer to sell or a solicitation of an offer to buy the securities in the United States.

Forward Looking Statements:  The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements.  Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer Nsu10-06.doc	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: ir@kincommunications.com Website: www.nevsun.com